 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX TO PRESENT AT ENERCOM’S OIL AND GAS CONFERENCE

CALGARY, ALBERTA (August 13, 2015) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce it will be presenting at the EnerCom Oil & Gas Conference on Wednesday, August 19, 2015 at 11:45 am MDT in Denver, Colorado. Interested parties can listen to a live webcast and view the presentation slides via the following URL: http://www.oilandgas360.com/togc-webcast/bxe/. The live webcast will also be available on The Oil & Gas Conference® 20 website at http://www.theoilandgasconference.com.

A copy of Bellatrix's updated corporate presentation is available on our website at http://www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com